04008404

ARS

Why?

RE.
10-31-03

FEB 17 2004

CREDO PETROLEUM CORPORATION
2003 ANNUAL REPORT

Value creation rooted in the rigorous application of scienc
Northern Anadarko Basin and applicati


SHAREHOLDERS' EQUITY
(In Thousands)
$12,843
$14,307
$17,635
2001
2002
2003


OIL AND GAS PRODUCTION
(Bcf Gas Equivalent)
1.064
1.520
1.659
2001
2002
2003


YEAR END RESERVES
(Bcf Gas Equivalent)
11.101
11.437
16.096
2001
2002
2003


$1.61
$3.02
$4.38
1998
1999
2000



JEFFERY E. CARLSON
Manager
Operations

TORIE A. VANDEVEN
Manager
Geology and Exploration

KENNETH J. DEFEHR
Manager
Engineering and Acquisitions

Finance

- Profitability per unit of production ranked 14th among 132 domestic E&P companies in 2002.
- Fortune Small Business Magazine ranked CREDO among its 100 fastest-growing small companies in America for 2002.
- In 2003, new records were established in virtually every financial category, including net income per share of $.78.

Geology

- Successful drilling is the engine behind an 84% three-year production increase.
- Fourth quarter 2003 production increased 48%, as new wells came on line.
- We developed a new model for an old producing area of Oklahoma and have drilled about 30 wells.

Engineering

- Reserves increased 41% in 2003 and our production replacement percentage was 377%.
- Calliope not only brings dead wells back to life, it catapults them into the top ranks of U.S. producing wells.
- Calliope's window of application was significantly expanded this year including setting an 18,400-foot depth record and obtaining a new patent covering a Calliope enhancement.

Operations

- In 2003, records were set in virtually every operational category.
- Profitability begins with finding costs which were $.86 per Mcfge, or $5.15 per BOE, in 2003, 22% below last year.
- Our three-year average finding cost ranks in the top 25% of U.S. companies.

owth strategy focused on natural gas drilling in the the Company's Patented Calliope® Gas Recovery System.


CREDO'S STOCK MARKET PRICE
$19.50
$8.52
2002
2003

Corporate Profile

CREDO Petroleum Corporation is an independent oil and gas exploration and development company. CREDO focuses on two core projects—natural gas drilling in the Northern Anadarko Basin and application of its patented Calliope Gas Recovery System. The company operates primarily in the Mid-Continent Region of the United States, with minor operations in the Rocky Mountain Region. CREDO owns working and royalty interests in over 1,000 wells and acts as the "operator" of about 100 wells.

FINANCIAL DATA	**2003**	2002	Change
Income Per Share – Diluted	$ **.78**	$ .32	144%
Revenues	$ **8,491,000**	$ 5,358,000	58%
Cash Flow from Operations	$ **5,891,000**	$ 2,555,000	131%
Working Capital	$ **6,577,000**	$ 6,630,000	-1%
Debt	$ **408,000**	$ 456,000	-11%
Shareholders' Equity	$ **17,635,000**	$ 14,307,000	23%
Total Assets	$ **23,572,000**	$ 18,811,000	25%
Common Shares Outstanding	**3,956,000**	3,936,000	1%

OPERATIONS DATA	**2003**	2002	Change
Production (Mcfge)	**1,659,000**	1,520,000	9%
Reserves:			
Volume (Mcfge)	**16,096,000**	11,437,000	41%
Future Net Revenues	$ **45,165,000**	$ 29,774,000	52%
Future Net Revenues Discounted at 10%	$ **28,024,000**	$ 18,035,000	55%
Acreage			
Gross Acres	**375,000**	354,000	6%
Net Acres	**56,000**	50,000	12%

Report to Shareholders



Why CREDO? Admittedly, I am prejudiced about the question. Nevertheless, I believe our track record strongly supports significant growth momentum. We have two synergistic core projects that would be very suitable for a much larger company. We have proven those projects are repeatable and we believe they provide abundant opportunities for growth. And importantly, I believe we are in the right place at the right time. Together with our dedicated, creative workforce, these are the essential elements that I believe will sustain our growth.

Building an Impressive Track Record

I am pleased to again report that our company had a good year. In fact, we had a superb year. And once again, I am even more pleased to tell you that our opportunity for significant, sustained growth is the best in CREDO's history. This year's outstanding results do not stand alone. We have developed a track record of superior performance as the following historical statistics show.

- For both 2001 and 2002, CREDO ranked among the 15 top U.S. oil and gas companies in profitability per unit of production. *(John S. Herold, Inc.)*
- In 2002, CREDO's average three-year and five-year U.S. reserve replacement cost ranked in the top 25% of its peer group. *(John S. Herold, Inc.)*
- In 2002, CREDO ranked among the top 100 fastest-growing small companies in America. *(Fortune Small Business Magazine)*
- In 2001, Forbes ranked CREDO as the 89th best small company in America. *(Forbes Magazine)*
- For 2002, CREDO's stock price performance ranked 11th among all worldwide E&P and oil service companies. *(John S. Herold, Inc.)*
- In 2002, CREDO's stock price rose for the fourth consecutive year, posting a 427% gain since 1998. *(John S. Herold, Inc.)*

Advancing Our Track Record

In 2003, we established new records in virtually every operational and financial category. Drilling propelled production growth while our patented Calliope Gas Recovery System drove reserve growth. These two growth engines proved to be a very powerful combination in a good product price environment as the following statistics show.

- 144% increase in per share earnings to $.78
- 22% return on shareholders' equity, without using leverage
- 50% gross margin on revenues and 37% net margin
- 125% increase in net income per unit of production to $1.89 per Mcf of gas equivalent
- 41% increase in proved reserves
- 377% production replacement percentage
- 48% fourth quarter production increase that drove a nine percent annual increase
- $.86 per Mcf of gas equivalent reserve finding cost, 22% below last year

Setting Priorities

Our first priority is to make a profit that will provide an excellent return on our shareholders' investment. Our second priority is to increase production volumes. Our third priority is to replace reserves produced and then add to our reserve base, all at reasonable costs and acceptable risks.

We have a history of achieving our priorities, and this year was no exception. Our success is a tribute to the talented people who work for you at this company, including our Board of Directors who set policy and direction. Because CREDO is small, our people have the opportunity to create a direct and visible impact on the company's performance. That allows us to attract superb, dedicated people and gives them a proprietary interest that is aligned with yours.

Rigorously Applying Science

Our growth strategy continues to focus on two core projects—natural gas drilling in the Northern Anadarko Basin and recovering stranded gas from low-pressure reservoirs using our patented Calliope Gas Recovery System. We have proven that both projects are repeatable, and we believe that they provide abundant opportunities for growth.

Our ability to create value is rooted in the rigorous application of science. Our scientists developed a new geologic model for an old producing area of Oklahoma. Thirty wells later, there are at least that many more wells to be drilled. Our scientists also created Calliope to recover natural gas stranded in low-pressure reservoirs. Calliope not only brings dead wells back to life, it catapults them into the top ranks of U.S. producing wells. And it works virtually every time.

That type of science is an important part of the fundamentals of our business. Our geology is expanding and looking deeper where the costs are higher but the potential is greater. Through our Calliope Technology Partnership, we continuously work on new technology that will increase the recovery of natural gas stranded in low-pressure reservoirs. The U.S. Patent Office recently issued us a new patent covering an important enhancement that we discovered while pushing Calliope's application envelope. And we recently filed a patent application for a completely new gas production technology.

Creating Synergy

Successful drilling is the engine behind the sharp increases in our production and cash flow. However, Calliope is the engine that provides stable, long-lived reserves at a moderate cost and low risk. Together, drilling and Calliope offer a superb, and possibly unique, formula for achieving our goal of adding both production growth and long-lived gas reserves at a reasonable cost and risk. This year's statistics speak for themselves.

After a 43 percent increase last year, successful drilling was primarily responsible for another nine percent production gain this year. And that is only part of the story. Our best wells were drilled late in the year causing fourth quarter production to jump 48 percent, and providing a very favorable trend going into next year.

As for building long-lived gas reserves, Calliope did its job by adding substantial new reserves at a modest cost. This year, our reserves surged 41 percent while we drove down our three-year average finding costs by 10 percent to $.86 per Mcfge, or $5.15 per BOE. We added 6.3 Bcfge of new proved developed reserves, yielding an outstanding 377 percent production replacement percentage at a time when our industry is straining just to replace its production.

At year-end, proved reserves totaled 16.1 Bcfge with natural gas representing 86 percent of reserve volumes. Importantly, our engineers take a conservative approach to booking reserves with virtually all of CREDO's reserves classified in the proved developed category.

Investing in the Future

This year capital spending increased to $5,520,000, by far the highest level in our history. We drilled 21 wells with working interests ranging up to 60 percent. Eighteen (18) of the wells were completed as producers. Drilling was concentrated on our 17,000 gross acre Sand Creek Prospect and our 6,000 gross acre Two Springs Prospect. The wells targeted the Morrow and Chester formations at depths between 7,000 and 9,000 feet. Both properties have ample room for additional drilling, and we believe more excellent wells are likely.

We installed Calliope on six dead, or uneconomic, wells last year with 100 percent success. At the same time, we fortified Calliope's track record and expanded the envelope for its application. In addition to obtaining a new enhancement patent, Calliope's depth of operation was extended by 43 percent to 18,400 feet. We are in various stages of preparing to install new Calliope systems on four additional wells in Oklahoma.

Calliope not only brings dead wells back to life, it catapults them into the top ranks of U.S. producing wells. The initial production rate for our non-prototype Calliope wells averaged 270 Mcfge per day, ranking them in the top 15 percent of all producing wells in Oklahoma. Although reserve statistics are not available, we are confident that Calliope's average reserves of 1.10 Bcfge per well rank even higher than its production.

In addition to ranking among the top U.S. producing wells, Calliope's initial production rates are very competitive with those for new onshore wells drilled in the U.S. and Canada. Calliope's 270 Mcfge initial production rate compares very favorably to the 330 Mcf average daily rate for new wells drilled in Canada last year. And our research suggests that new well production rates in the U.S. are roughly comparable to Canada. Importantly, because Calliope is applied to mature, low-pressure reservoirs, we generally expect its average eight percent production decline rate to be significantly less than decline rates for newly drilled wells.

Focusing on Financial Performance

The success of our science is measured by our financial bottom line and by our overall financial health. According to John S. Herold, Inc., "Efforts to aggressively ramp-up spending are almost immediately followed by soaring finding costs." Our results clearly fly in the face of that paradigm.

In our business making a profit begins with reserve finding costs. CREDO's finding costs have historically ranked in the best quartile of U.S. oil and gas companies. This year will be no exception. Our 2003 finding cost was $.86 per Mcfge, or $5.15 per BOE, 22 percent lower than last year and 10 percent under our three-year average. This was a major accomplishment in a "hot" market for field services where costs are rising.

Finding costs are, however, only part of the story. The rest of the story is the cost to get the reserves out of the ground and to market. That gets to the bottom line. CREDO's profitability per unit of production has historically been outstanding, ranking 14th among all U.S. oil and gas companies last year and 8th in 2001. This year our net income per unit of production increased 125 percent to $1.89 per Mcfge, or $11.32 per BOE.

For 2003, earnings jumped 144 percent to $.78 per diluted share on higher gas prices and record production. This compares to earnings of $.32 last year. Revenue rose 58 percent and net cash flow provided by operating activities jumped 131 percent.

This year's 22 percent return on equity further buttressed our excellent financial health. Although we have historically been debt adverse, we will not hesitate to take on a manageable debt level if justified by good business opportunities.

Solid Growth Potential

I believe 2003 witnessed the "initial" results from a business strategy that has been years in the making. We are a small company with two synergistic core projects that would be very suitable for a much larger company. That translates into the best growth potential in our history.

The price of natural gas is always key to our financial performance. The long-term fundamentals supporting natural gas prices are the best I have ever seen. The past few years have witnessed a shift in the supply-demand balance to tight supplies that are likely to be around for awhile.

I would enjoy telling you to expect new performance records every year. Unfortunately, that is not realistic. We focus on the fundamentals of our business, not on short-term performance demands. Our commitment is to create viable projects supported by good reasoning. We know that commitment will yield superior long-term performance.

CREDO's foundation is creative people, proven projects and financial horsepower driven by strong fundamentals. We are empowered by the opportunity to do what we enjoy, and what we do best. Ours is a strong and proven foundation—one that supports significant growth potential.

James T. Huffman
President
December 31, 2003

Business, Operations and Financial Sections



JAMES P. GARRETT
Chief Financial Officer

Table of Contents

Business

The company focuses on two core projects–natural gas drilling in the Northern Anadarko Basin of Oklahoma and recovering stranded gas from low-pressure reservoirs using its patented Calliope™ Gas Recovery System ("Calliope"). Drilling operations are concentrated on medium depth properties generally ranging from 7,000 to 10,000 feet. The company owns working and royalty interests in over 1,000 wells and it acts as "operator" of approximately 94 wells.

Over the past five years, the company has participated in developing, testing, refining, and patenting Calliope. Calliope efficiently lifts fluids from wellbores using pressure differentials, thus allowing gas previously trapped by fluid build-up in the wellbore to flow to the surface. The company believes Calliope is clearly different from all other fluid lift technologies because it does not rely on bottom-hole pressure and has only one down-hole moving part. Calliope is primarily applicable to mature natural gas wells in low-pressure, gas expansion reservoirs at depths below 8,000 feet. To date, Calliope has not required external capital. The company owns an unrestricted, exclusive license to the technology. The term of the license is 10 years, and it can be extended an additional five years to cover the entire 15 year term of the patent. At year end, Calliope was installed on 13 wells ranging at depth from 6,500 feet to 18,400 feet. The company believes it has proven Calliope's economic viability and flexibility over a wide range of applications.

Operations

The company's drilling activities are primarily located along the shelf of the Northern Anadarko Basin of Oklahoma and in the Oklahoma Panhandle. Specifically, drilling is focused on the company's 17,000 gross acre Sand Creek and its 6,000 gross acre Two Springs Prospects, both located in Harper and Ellis Counties, Oklahoma and the Traxler Prospect located in Beaver County, Oklahoma. Wells target the Morrow and Chester formations between 7,000 and 9,000 feet. Since 2001, the company has participated in drilling 32 wells on the three properties with interests ranging up to 60%. Of those wells, 27 were completed as producers and five were dry holes. Several of the wells are exceptional for the area, and 11 of the wells are included in the company's Significant Properties (see definition below). The Sand Creek and Two Springs Prospects have ample room for additional drilling and the company believes that more good wells will be drilled.

Calliope is a new generation of fluid lift technology that is applicable to gas wells that meet certain criteria. Calliope achieves substantially lower flowing bottom-hole pressure than conventional production methods because it does not rely on reservoir pressure to lift liquids. The company believes it has proven that Calliope will add 0.5 to 2.0 Bcf of proved gas reserves to many dead and uneconomic wells. The company also believes there are presently more than 1,000 wells that meet its general criteria for Calliope candidate wells and thousands more that will meet its general Calliope criteria in the future.

Calliope operations are currently focused in Oklahoma where the company has a significant field operations infrastructure. Most Calliope wells are located in the Northern Anadarko Basin of Oklahoma. To date, Calliope has been installed on 15 wells ranging in depth from 6,500 feet to 18,400 feet. All of the wells were either dead or uneconomic at the time Calliope was installed. Two Calliope wells were unsuccessful due to wellbore problems (scaling and a casing leak) which were unrelated to the technology. Nine Calliope wells are included in the company's Significant Properties.

Natural gas represented 86% of the company's reserve quantities at October 31, 2003. The company's reserves, and reserve values, are concentrated in 36 properties ("Significant Properties"). Some of the Significant Properties are individual wells and others are multi-well properties. At year-end, the Significant Properties represent 21% of the company's total properties but a disproportionate 75% of the discounted value (at 10%) of the company's reserves. Individual Calliope wells comprise 25% of the Significant Properties and represent 37% of the discounted reserve value of such properties. Wells drilled on the Sand Creek, Two Springs and Traxler Prospects comprise 31% of the Significant Properties and represent 42% of the discounted value of such properties.

Seven of the non-Calliope properties included in Significant Properties are relatively new wells with limited production histories. In addition, six of the Calliope wells have a limited production history based on post-Calliope installation operations. Estimates of reserve quantities and values for these Significant Properties must be viewed as being subject to significant change as more data about the properties becomes available. In addition, Calliope wells are generally mature wells. As such, they contain older downhole equipment that is more subject to failure than new equipment. The failure of such equipment, particularly casing, can result in complete loss of a well.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Liquidity and Capital Resources - At October 31, 2003, working capital was $6,577,000. Net cash provided by operating activities for 2003, 2002, and 2001 was $5,891,000, $2,555,000, and $2,813,000, respectively, and comprises primarily net income, depreciation, depletion and amortization ("DD&A"), and deferred income taxes for each of the three years. For 2003, such amounts are $3,130,000, $1,333,000, and $1,016,000. For 2002, such amounts are $1,282,000, $1,202,000, and $379,000. For 2001, such amounts are $2,002,000, $842,000, and $527,000. In 2003, 2002, and 2001, cash used in investing activities was $5,332,000, $2,165,000 and $2,696,000, respectively, and was used primarily to fund oil and gas exploration and development expenditures, including Calliope, totaling $5,520,000, $2,464,000, and $2,688,000, respectively.

The average return on CREDO's investments was 10% in 2003, three percent in 2002, and four percent in 2001. At year-end approximately 43% of the investments were directly invested in mutual funds and were managed by professional money managers. Remaining investments are in managed partnerships that use various strategies to minimize their correlation to stock market movements. Most of the investments are highly liquid and the company believes they represent a responsible approach to cash management. During 2003, the company suspended what are generally characterized as mutual fund timing investments pending the outcome of regulatory inquiries and investigations concerning whether mutual funds allowed timing and other activities in violation of their representations to investors. In the company's opinion, the greatest investment risk is the potential for negative market impact from unexpected, major adverse news, such as the September 11th terrorist attacks.

Existing working capital and anticipated cash flow are expected to be sufficient to fund 2004 operations. At year-end, the company had no lines of credit or other bank financing arrangements. Because earnings are anticipated to be reinvested in operations, cash dividends are not expected to be paid in the foreseeable future. Commitments for future capital expenditures were not material at year-end. The company has no defined benefit plans and no obligations for post retirement employee benefits.

Product Prices and Production - Although product prices are key to the company's ability to operate profitably and to budget capital expenditures, they are beyond the company's control and are difficult to predict. Since 1991, the company has periodically hedged natural gas prices by forward selling a portion of its estimated production in the NYMEX futures market. This is generally done when (i) the price relationship (the "basis") between the futures markets and the cash markets where the company sells its gas is stable within historical ranges, and (ii) in the company's opinion, the current price is adequate to insure reasonable returns at a time when downside price risks appear to be substantial. The company closes its hedges by purchasing offsetting "long" positions in the futures market at then prevailing prices. Accordingly, the gain or loss on the hedge position will depend on futures prices at the time offsetting "long" positions are purchased. Hedging gains and losses are included in revenues from oil and gas sales. The company believes its most significant hedging risk is that expected correlations in price movements as discussed above do not occur, and thus, that gains or losses in one market are not fully offset by opposite moves in the other market.

Hedging transactions resulted in a loss of $92,000 in 2003 and gains of $505,000 in 2002 and $663,000 in 2001. At October 31, 2003, the company's open hedge positions totaled 560,000 Mcf covering the production months of December 2003 through March 2004. Hedges for the months of November 2003 through January 2004 were closed at a $83,000 gain. At December 31, 2003, the company had open hedge positions totaling 100,000 Mcf covering the months of February through October 2004 at an average NYMEX price of $4.92 per Mcf. This hedge represents approximately 85% of the company's estimated production for the months of February and March and 55% to 60% of such production for April through October 2004.

Gas and oil sales volume and price realization comparisons for the indicated years ended October 31 are set forth below. Price realizations include the sales price and hedging gains and losses.

	2003		2002		2001	
Product	**Volume**	**Price**	Volume	Price	Volume	Price
Gas (Mcf)	**1,449,000**	**$ 4.50**	1,298,000	$ 3.00	800,000	$ 5.00
% change	**+12%**	**+50%**	+62%	-40%	+20%	+76%
Oil (bbls)	**35,000**	**$ 27.68**	37,000	$ 22.01	44,000	$ 26.45
% change	**-5%**	**+26%**	-16%	-17%	+14%	-5%

The 2003 and 2002 increases in natural gas volumes resulted primarily from successful drilling in Oklahoma. Most oil and condensate volumes are associated with gas production and, therefore, vary from well to well depending on the volume and "richness" of gas produced. Significant Properties (see definition on page 2), contributed 60% of 2003 production on a gas-equivalent basis.

As to Significant Properties, wells drilled since 2001 contributed 33% of 2003 production while Calliope wells installed during the same period contributed 13% of such production. Refer to "Operations" on page 2 for disclosures regarding reserve values on Significant Properties.

Oil and Gas Activities - Capital spending in 2003 totaled $5,520,000, by far the highest level in the company's history. During the year the company continued to focus on its two core projects–natural gas drilling along the shelf of the Northern Anadarko Basin of Oklahoma and application of its patented Calliope Gas Recovery System.

The company believes that, in combination, these two core projects provide an excellent (and possibly unique) balance for achieving the company's goal of adding high quality gas reserves and production at reasonable costs and risks. In general, Calliope is reserve driven while new drilling is production rate driven. Calliope adds long-lived reserves at moderate costs and low risks. In most of the applications to date, Calliope has developed more reserves than the average new well drilled by the company at about one-half the cost and a small fraction of the risk. However, because Calliope is applied to mature, low-pressure gas reservoirs, its initial production rates are generally significantly lower than initial rates for the successful new well drilled by the company. In contrast, drilling new wells is much higher risk and higher cost than Calliope (particularly for comparable reserves) but, when successful, provides higher initial production rates and cash flow. However, production decline rates on new wells are generally much steeper than on Calliope wells.

In a business that is generally driven by production rates and cash flow, Calliope provides excellent balance by adding long-lived reserves at moderate costs and low risks. In 2003, the company had significant success with both new drilling and Calliope. However, the company generally expects its success with these two core projects to occur unevenly and, therefore, believes they must be evaluated over a three to five year period.

Drilling Activities. During 2003, the company drilled 21 wells in Oklahoma with working interests ranging up to 60%. Eighteen (18) of the wells were completed as producers and three were dry holes. Drilling was concentrated in Ellis and Harper Counties on the company's 17,000 gross acre Sand Creek Prospect and its 6,000 gross acre Two Springs Prospect where 18 wells were drilled. The wells targeted the Morrow and Chester formations between 7,000 and 9,000 feet. A promising well was also drilled on the Traxler Prospect located in Beaver County, Oklahoma. Both the Sand Creek and Two Springs properties have ample room for additional wells to be drilled and the company believes that more excellent wells are likely.

Drilling is not restricted to the Sand Creek, Two Springs and Traxler Prospects. The company has drilled wells and is generating prospects elsewhere in the Northern Anadarko Basin, in the Oklahoma Panhandle, and north-central Oklahoma. In addition, 98 coal bed methane wells were drilled on acreage in Wyoming where the company owns primarily small royalty interests.

Several of the more promising wells drilled in 2003 commenced production in the fourth quarter of 2003. That resulted in fourth quarter production increasing 48% over the same quarter last year and 27% over the immediately preceding quarter. The well recently drilled on the Traxler Prospect commenced production shortly after year-end.

The company replaced 337% of the reserves produced in 2003 and its reserve replacement cost was $5.15 per barrel of oil-equivalent, or $0.86 per Mcf of gas-equivalent. According to John S. Herold, Inc.'s *Global Upstream Performance Review*, the company's historic three and five-year average reserve replacement costs have been in the best quartile of its peer group.

Calliope Gas Recovery System. Calliope systems are currently installed on 13 wells, all company operated. Nine of these wells are included in the company's Significant Properties (see "Operations" on page 2). The 11,800-foot J. C. Carroll well provides an excellent example of Calliope's potential. When the well was purchased for salvage value in 1999, it had not produced commercially in five years. Calliope immediately restored production to 660 Mcfg (thousand cubic feet of gas) per day. Calliope has already recovered about 0.7 Bcfg from the Carroll well and the company estimates it will recover an additional 1.1 Bcfg.

During 2003, the company installed Calliope on six dead or uneconomic wells with 100% success. Included in those wells was an 18,400-foot well that had been dead for three years. This well extended Calliope's depth record by 5,600 feet, or 43%, and has recently produced over 600 Mcf of gas per day. The company is in various stages of preparing to install new Calliope systems on four additional wells in Oklahoma.

The company's primary challenge is obtaining candidate wells on the needed scale. In addition, wells that are available for purchase often have mechanical problems or problems caused by the seller's "parting shots" which preclude successful Calliope installations. The company is considering a number of strategies to realize the value of Calliope. In an effort to install Calliope on more wells, the company intends to offer joint ventures or other sharing arrangements to selected companies that have access to Calliope candidate wells. To that end, during 2003, the company concluded a Calliope marketing study and fortified Calliope's track record in anticipation of completing a multimedia presentation to introduce Calliope to selected companies. The presentation is now expected to be completed in March 2004. The company presently intends to use the multimedia presentation only for the purpose described above.

Results of Operations - In 2003, total revenues rose 58% to $8,491,000 compared to $5,358,000 in 2002. As the oil and gas price/volume table on page 3 shows, total gas price realizations, which reflect hedging transactions, rose 50% to $4.50 per Mcf and oil price realizations rose 26% to $27.68 per barrel. The net effect of these price changes was to increase oil and gas sales by $2,760,000. Hedging losses were $92,000 in 2003 compared with gains of $505,000 in 2002. Gas production rose 12% and oil production declined 5%. The net effect of these volume changes was to increase oil and gas sales by $633,000. The increase in gas volumes resulted primarily from successful drilling in 2003 and 2002. Operating income rose 10% due to drilling supervision income and additional operated wells. Investment income and other increased 168% due primarily to improved market conditions.

In 2003, total costs and expenses rose 18% to $4,244,000 compared to $3,602,000 in 2002. Oil and gas production expenses rose 25% due primarily to increased production taxes on higher revenues and new wells added during the year. DD&A increased 11% primarily due to an increase in production volume. General and administrative expenses rose 19% due to expenses related to installation of and conversion to updated accounting software, and increased salary costs. Interest expense relates to the exclusive license agreement note payment. The effective tax rate was 28% in 2003 and 27% in 2002.

In 2002, total revenues fell 8% to $5,358,000 compared to $5,807,000 in 2001. As the oil and gas price/volume table on page 3 shows, total gas price realizations, which reflect hedging transactions, fell 40% to $3.00 per Mcf and oil price realizations fell 17% to $22.01 per barrel. The net effect of these price changes was to decrease oil and gas sales by $1,604,000. Hedging gains were $505,000 in 2002 compared to $663,000 in 2001. Gas volumes produced rose 62% and oil volumes produced declined 16%. The net effect of these volume changes was to increase oil and gas sales by $1,139,000. The increase in gas volumes resulted primarily from successful drilling in 2002 and 2001. The decline in oil volumes produced was primarily due to a waterflood project that peaked in 2001 and started a normal decline in 2002. Operating income rose 7% due to drilling supervision income and additional operated wells. Investment income and other declined 9% due primarily to market conditions during 2002 that limited investment opportunities for the market timers that manage the bulk of the company's investments.

In 2002, total costs and expenses rose 21% to $3,602,000 compared to $2,987,000 in 2001. Oil and gas production expenses rose 14% due to three major well workovers that cost approximately $106,000. DD&A increased 43% primarily due to a net increase in production volume. Two wells that accounted for 38% of the company's 2002 production delivered gas at much higher than normal rates for area wells. This resulted in a higher than normal depletion rate. General and administrative expenses rose 11% due to inflationary pressures. Interest expense relates to the exclusive license agreement note payment. The effective tax rate was 27% in 2002 and 29% in 2001.

Critical Accounting Policies and Estimates - *Accounting for Oil and Gas Property Costs.* As more fully discussed in Note 1 to the Consolidated Financial Statements, the company (i) follows the full cost method of accounting for the costs of its oil and gas properties, (ii) amortizes such costs using the units of production method, and (iii) applies a quarterly full cost ceiling test. Adverse changes in conditions (primarily gas price declines) could result in permanent write-downs in the carrying value of oil and gas properties as well as non-cash charges to operations, but would not affect cash flows.

Estimates of Proved Oil and Gas Reserves. An independent petroleum engineer annually estimates approximately 60% of the company's proved reserves. The company estimates the remainder. Reserve engineering is a subjective process that is dependent upon the quality of available data and the interpretation thereof. In addition, subsequent physical and economic factors such as the results of drilling, testing, production and product prices may justify revision of such estimates. Therefore, actual quantities, production timing, and the value of reserves may differ substantially from estimates. A reduction in proved reserves would result in an increase in DD&A expense.

Estimates of Asset Retirement Obligations. In accordance with SFAS No. 143, the company makes estimates of future costs and the timing thereof in connection with recording its future obligations to plug and abandon wells. Estimated abandonment dates will be revised in the future based on changes to related economic lives, which vary with product prices and production costs. Estimated plugging costs may also be adjusted to reflect changing industry experience. Increases in operating costs and decreases in product prices would increase the estimated amount of the obligation and increase DD&A expense. Cash flows would not be affected until costs to plug and abandon were actually incurred.

Cautionary Statement Pursuant to Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995 - This Form 10-KSB includes certain statements that may be deemed to be "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements included in this Form 10-KSB, other than statements of historical facts, address matters that the company reasonably expects, believes or anticipates will or may occur in the future. Such statements are subject to various assumptions, risks and uncertainties, many of which are beyond the control of the company. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those described in the forward-looking statements.

CONSOLIDATED BALANCE SHEETS
October 31, 2003 and 2002

CREDO PETROLEUM CORPORATION AND SUBSIDIARIES

Assets	**2003**	2002
Current assets:		
Cash and cash equivalents	**$ 1,885,000**	$ 1,324,000
Short-term investments	**4,778,000**	5,586,000
Receivables:		
Trade	**410,000**	577,000
Accrued oil and gas sales	**1,256,000**	535,000
Other	**234,000**	390,000
Total current assets	**8,563,000**	8,412,000
Oil and gas properties, net, at cost, using full cost method:		
Unevaluated	**2,075,000**	1,690,000
Evaluated	**11,986,000**	7,987,000
Net oil and gas properties	**14,061,000**	9,677,000
Exclusive license agreement, net of amortization of $221,000 and $152,000	**478,000**	548,000
Other, net	**470,000**	174,000
	$23,572,000	$18,811,000

Liabilities and Stockholders' Equity	**2003**	2002
Current liabilities:		
Accounts payable and accrued liabilities	**$ 1,776,000**	$ 1,733,000
Income taxes payable	**210,000**	49,000
Total current liabilities	**1,986,000**	1,782,000
Deferred income taxes, net	**3,358,000**	2,314,000
Exclusive license obligation, less current obligations of $53,000 and $48,000	**355,000**	408,000
Asset retirement obligation	**238,000**	-
Commitments		
Stockholders' equity:		
Preferred stock, without par value, 5,000,000 shares authorized, none issued	**-**	-
Common stock, $.10 par value, 20,000,000 shares authorized, 4,334,000 shares issued in 2003 and 3,678,000 shares issued in 2002	**433,000**	368,000
Capital in excess of par value	**12,664,000**	6,452,000
Retained earnings net of $6,272,000 related to 20% stock dividend in 2003	**5,062,000**	8,209,000
Accumulated other comprehensive income	**180,000**	37,000
Treasury stock, at cost, 378,000 shares in 2003 and 398,000 shares in 2002	**(704,000)**	(759,000)
Total stockholders' equity	**17,635,000**	14,307,000
	$23,572,000	$18,811,000

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

For the Three Years Ended October 31, 2003

CREDO PETROLEUM CORPORATION AND SUBSIDIARIES

	2003	2002	2001
Revenues:			
Oil and gas sales	**$ 7,494,000**	$ 4,698,000	$ 5,163,000
Operating	**536,000**	488,000	456,000
Investment income and other	**461,000**	172,000	188,000
	8,491,000	5,358,000	5,807,000
Costs and expenses:			
Oil and gas production	**1,608,000**	1,291,000	1,135,000
Depreciation, depletion and amortization	**1,333,000**	1,202,000	842,000
General and administrative	**1,257,000**	1,060,000	957,000
Interest	**46,000**	49,000	53,000
	4,244,000	3,602,000	2,987,000
Income before income taxes and cumulative effect of accounting change	**4,247,000**	1,756,000	2,820,000
Income taxes	**(1,189,000)**	(474,000)	(818,000)
Income before cumulative effect of accounting change	**3,058,000**	1,282,000	$ 2,002,000
Cumulative effect of change in accounting principle	**72,000**	-	-
Net income	**$ 3,130,000**	$ 1,282,000	$ 2,002,000
Basic income per share before accounting change	**$.77**	$.33	$.53
Cumulative effect of change in accounting principle	**.02**	-	-
Basic income per share	**$.79**	$.33	$.53
Diluted income per share before accounting change	**$.76**	$.32	$.51
Cumulative effect of change in accounting principle	**.02**	-	-
Diluted income per share	**$.78**	$.32	$.51

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
For the Three Years Ended October 31, 2003

CREDO PETROLEUM CORPORATION AND SUBSIDIARIES

	Common Stock		Capital In Excess Of	Retained	Accumulated Other Comprehensive	Treasury	Total Stockholders'
	Shares	Amount	Par Value	Earnings	Income	Stock	Equity
Balances, October 31, 2000	3,678,000	$ 368,000	$ 6,270,000	$ 4,925,000	-	$ (1,176,000)	$ 10,387,000
Comprehensive income:							
Net income	-	-	-	2,002,000	-	-	2,002,000
Other comprehensive income, net of tax:							
Change in fair value of derivatives	-	-	-	-	$ 14,000	-	14,000
Comprehensive income	-	-	-	-	-	-	2,016,000
Stock options issued to consultant	-	-	12,000	-	-	-	12,000
Income tax benefit from exercise of nonqualified stock options and premature dispositions	-	-	170,000	-	-	-	170,000
Purchase of treasury stock	-	-	-	-	-	(129,000)	(129,000)
Exercise of stock options	-	-	-	-	-	387,000	387,000
Balances, October 31, 2001	3,678,000	368,000	6,452,000	6,972,000	14,000	(918,000)	12,843,000
Comprehensive income:							
Net income	-	-	-	1,282,000	-	-	1,282,000
Other comprehensive income, net of tax:							
Change in fair value of derivatives	-	-	-	-	23,000	-	23,000
Comprehensive income	-	-	-	-	-	-	1,305,000
Purchase of treasury stock	-	-	-	-	-	(71,000)	(71,000)
Exercise of stock options	-	-	-	-	-	230,000	230,000
Balances, October 31, 2002	3,678,000	368,000	6,452,000	8,209,000	37,000	(759,000)	14,307,000
Comprehensive income:							
Net income	-	-	-	3,130,000	-	-	3,130,000
Other comprehensive income, net of tax:							
Change in fair value of derivatives	-	-	-	-	143,000	-	143,000
Comprehensive income	-	-	-	-	-	-	3,273,000
20% stock dividend	656,000	65,000	6,212,000	(6,277,000)	-	-	-
Purchase of treasury stock	-	-	-	-	-	(1,000)	(1,000)
Exercise of stock options	-	-	-	-	-	56,000	56,000
Balances, October 31, 2003	**4,334,000**	**$ 433,000**	**$12,664,000**	**$ 5,062,000**	**$ 180,000**	**$ (704,000)**	**$ 17,635,000**

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Three Years Ended October 31, 2003

CREDO PETROLEUM CORPORATION AND SUBSIDIARIES

	2003	2002	2001
Cash flows from operating activities:			
Net income	**$ 3,130,000**	$ 1,282,000	$ 2,002,000
Non-cash expenses included in net income:			
Depreciation, depletion and amortization	**1,333,000**	1,202,000	842,000
Deferred income taxes	**1,016,000**	379,000	527,000
Cumulative effect of change in accounting principle	**(72,000)**	-	-
Other	**6,000**	7,000	21,000
Changes in operating assets and liabilities:			
Proceeds from short-term investments	**5,261,000**	4,836,000	3,209,000
Purchase of short-term investments	**(4,453,000)**	(5,139,000)	(3,866,000)
Trade receivables	**167,000**	(260,000)	(90,000)
Accrued oil and gas sales	**(721,000)**	(168,000)	105,000
Other current assets	**299,000**	(126,000)	12,000
Accounts payable and accrued costs and expenses	**(236,000)**	603,000	191,000
Income taxes payable	**161,000**	(61,000)	(140,000)
Net cash provided by operating activities	**5,891,000**	2,555,000	2,813,000
Cash flows from investing activities:			
Additions to oil and gas properties (net of $446,000 in 2003 included primarily in Accounts Payable)	**(5,520,000)**	(2,464,000)	(2,688,000)
Proceeds from sale of oil and gas properties	**526,000**	376,000	34,000
Other	**(338,000)**	(77,000)	(42,000)
Net cash used in investing activities	**(5,332,000)**	(2,165,000)	(2,696,000)
Cash flows from financing activities:			
Proceeds from exercise of stock options	**56,000**	230,000	387,000
Purchase of treasury stock	**(1,000)**	(71,000)	(129,000)
Principal payment on exclusive license obligation	**(53,000)**	(44,000)	(40,000)
Net cash provided by financing activities	**2,000**	115,000	$ 218,000
Increase in cash and cash equivalents	**561,000**	505,000	335,000
Cash and cash equivalents:			
Beginning of year	**1,324,000**	819,000	484,000
End of year	**$ 1,885,000**	$ 1,324,000	819,000

See accompanying notes to consolidated financial statements.

(1) Summary of Significant Accounting Policies

Nature of Operations and Basis of Presentation

The consolidated financial statements include the accounts of CREDO Petroleum Corporation and its wholly owned subsidiaries (the "company"). The company engages in oil and gas acquisition, exploration, development and production activities in the United States. Certain operations are conducted through three private limited partnerships (the "Partnerships") which, as general partner, the company manages and controls. The company's general and limited partner interests in the Partnerships are combined on the proportionate share basis in accordance with accepted industry practice. All significant intercompany transactions have been eliminated. Certain reclassifications have been made to prior year amounts with no effect on net income. All references to years in these Notes refer to the company's fiscal October 31 year.

Cash, Cash Equivalents, and Short-Term Investments

Cash equivalents consist of highly liquid investments with original maturities of three months or less. At October 31, 2003, approximately 43% of short-term investments are mutual funds. Other short-term investments consist primarily of professionally managed limited partnerships which provide readily determinable market values and short-term liquidity. The partnerships are invested primarily in financial instruments. Unrealized gains on limited partnerships are not significant. Short-term investments are classified as "trading" and are stated at fair value with realized and unrealized gains and losses immediately recognized.

Oil and Gas Properties

The company follows the full cost method of accounting for its oil and gas operations. Under this method all costs incurred in the acquisition, exploration, and development of oil and gas properties are capitalized in one cost center, including certain internal costs directly associated with such activities which totaled $200,000 in 2003, 2002 and 2001. Proceeds from sales of oil and gas properties are credited to the cost center with no gain or loss recognized unless such adjustments would significantly alter the relationship between capitalized costs and proved oil and gas reserves.

If capitalized costs, less related accumulated amortization and deferred income taxes, exceed the "full cost ceiling", the excess is expensed in the period such excess occurs. The full cost ceiling includes an estimated discounted value of future net revenues attributable to proved reserves using current product prices and operating costs, and an estimate of the value of unproved properties which are included in the cost center. Costs of oil and gas properties are amortized using the units of production method. The company's composite DD&A rate per equivalent barrel produced was $4.41 in 2003, $4.27 in 2002 and $4.06 in 2001.

Unevaluated properties consist primarily of lease acquisition and maintenance costs. Evaluation normally takes three to five years. Of the unevaluated property costs, $829,000 and $98,000 were incurred in 2003 and 2002, respectively.

Natural Gas and Crude Oil Price Hedging

The company periodically hedges the price of its oil and gas production when the potential for significant downward price movement is anticipated. Hedging transactions take the form of forward, or "short", selling in the NYMEX futures market, and are closed by purchasing offsetting "long" positions. Such hedges, which are accounted for as cash flow hedges, do not exceed anticipated production volumes, are expected to have reasonable correlation between price movements in the futures market and the cash markets where the company's production is located, and are authorized by the company's Board of Directors. Hedges are expected to be closed as related production occurs but may be closed earlier if the anticipated downward price movement occurs or if the company believes that the potential for such movement has abated.

Hedging gains and losses are recognized as adjustments to oil and gas sales as the hedged product is produced. The company had hedging losses of $92,000 in 2003, and hedging gains of $505,000 in 2002, and $663,000 in 2001. The company has recorded in other comprehensive income net deferred gains of approximately $248,000 ($180,000 net of tax) related to natural gas hedging transactions of which gains of $161,000 were realized and $87,000 were unrealized. Any hedge ineffectiveness, which is currently immaterial, is immediately recognized in other income. At October 31, 2003, the company's open hedge position totaled 560,000 Mcf covering the months of December 2003 through March 2004 at an average price of $5.19 per Mcf. The hedge represented approximately 85% of the company's estimated gas production for those months.

Accounting Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates with regard to these financial statements include the estimate of proved oil and gas reserve quantities and the related present value of estimated future net cash flows therefrom.

Stock-Based Compensation

In December 2002, the Financial Accounting Standards Board issued SFAS No. 148, "Accounting for Stock-Based Compensation–Transition and Disclosure, an amendment of SFAS No. 123". Among other provisions, the statement amends the disclosure requirements of SFAS No. 123, "Accounting for Stock-Based Compensation". Under current accounting rules the company elected to account for its stock-based employee compensation under the intrinsic value method established by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees".

For purposes of this disclosure, the fair value of each option granted was $5.66 in 2003, $3.75 in 2002 and $2.41 in 2001. All options were granted with an exercise price equal to the market price on the date of grant. The fair value was estimated on the date of grant using the Black-Scholes option-pricing model with an expected average volatility of 52% in 2003, 53% in 2002 and 58% in 2001, a risk-free interest rate of 3% in 2003, 4% in 2002 and 6% in 2001, no expected dividends, and average expected terms of five years.

If compensation expense had been determined in accordance with the provisions of SFAS No. 123, the company's net income and per share amounts would have been reported as follows:

Years Ended October 31	**2003**	2002	2001
Net Income as reported	**$ 3,130,000**	$ 1,282,000	$ 2,002,000
Pro forma stock compensation expense, net of tax	**(428,000)**	(103,000)	(130,000)
Pro forma net income	**$ 2,702,000**	$ 1,179,000	$ 1,872,000
Basic net income per share:			
As reported	**$.79**	$.33	$.53
Pro forma	**$.69**	$.30	$.50
Diluted net income per share:			
As reported	**$.78**	$.32	$.51
Pro forma	**$.68**	$.30	$.48

Per Share Amounts

Basic income per share is computed using the weighted average number of shares outstanding. Diluted income per share reflects the potential dilution that would occur if stock options were exercised using the average market price for the company's stock for the period. Total potential dilutive shares based on options outstanding at October 31, 2003 was 322,980. The assumed exercise of stock options would increase the weighted average shares outstanding from 3,942,000 to 4,019,000 in 2003, 3,894,000 to 3,979,000 in 2002 and from 3,732,000 to 3,925,000 in 2001. Shares outstanding for 2002 and 2001 have been adjusted to reflect a 20% stock dividend effective April 2, 2003.

Change in Accounting Principle

In June 2001, the Financial Accounting Standards Board issued SFAS No. 143, "Accounting for Asset Retirement Obligations" that requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred and a corresponding increase in the carrying amount of the related long-lived asset. This statement is effective for fiscal years beginning after June 15, 2002. The company adopted SFAS No. 143 on November 1, 2002 and recorded an asset and related liability of $179,000 (using a 5% discount rate) and a cumulative effect on change in accounting principle on prior years of $72,000 (net of taxes of $28,000). During 2003, the company recognized $7,000 of accretion expenses on the liability and a decrease of $45,000 in depletion expense as a result of adopting SFAS No. 143.

Recently Issued Accounting Standards

A reporting issue has arisen regarding the application of certain provisions of SFAS No. 141, "Business Combinations", to oil and gas companies. The issue is whether SFAS No. 141 requires oil and gas companies to classify the costs of mineral rights held under lease or contracts as intangible assets in the balance sheet, apart from other capitalized oil and gas property costs. Historically the company and other oil and gas companies have included such costs as part of oil and gas properties. If it is ultimately determined that SFAS No. 141 requires such reclassifications, the company estimates amounts to be reclassified from Oil and Gas Properties to Intangible Assets at October 31, 2003 and 2002 would be $5,600,000 and $4,300,000, respectively. These potential balance sheet reclassifications would have no effect on results of operations or cash flow.

(2) Common Stock and Preferred Stock

The company has authorized 5,000,000 shares of preferred stock which may be issued in series and with preferences as determined by the company's Board of Directors. Approximately 100,000 shares of the company's authorized but unissued preferred stock have been reserved for issuance pursuant to the provisions of the company's Shareholders' Rights Plan.

On March 19, 2003, the company declared a 20% stock dividend to shareholders of record on April 2, 2003. On April 23, 2003, the company issued 656,000 shares of common stock in conjunction with this dividend. Accordingly, the fair value based on the quoted market price of the additional shares issued of $6,277,000 was charged to retained earnings and credited to common stock and capital in excess of par value. Cash payments were made to shareholders in lieu of fractional shares. The basic and diluted weighted average number of shares outstanding and net income per share information for all prior reporting periods have been adjusted to reflect the effects of the stock dividend.

The company's 1997 Stock Option Plan (the "Plan"), as amended and restated effective October 25, 2001, authorizes the granting of incentive and nonqualified options to purchase shares of the company's common stock. The Plan is administered by the Board of Directors which determines the terms pursuant to which any option is granted. The Plan provides that upon a change in control of the company, options then outstanding will immediately vest and the company will take such actions as are necessary to make all shares subject to options immediately salable and transferable. Plan activity is set forth below and has been adjusted for the 20% stock dividend.

Years Ended October 31	**2003**		2002 Adjusted		2001 Adjusted	
	Number of Options	**Weighted Average Exercise Price**	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Outstanding at beginning of year	**115,080**	**$ 4.22**	354,000	$ 3.05	440,000	$ 1.94
Granted	**246,500**	**13.00**	18,000	6.96	150,000	4.08
Exercised	**(20,100)**	**2.82**	(136,920)	1.68	(236,000)	1.64
Cancelled or forfeited	**(18,500)**	**10.24**	(120,000)	4.07	-	-
Outstanding at end of year	**322,980**	**$ 10.67**	115,080	$ 4.22	354,000	$ 3.05

Options are exercisable at weighted average exercise prices as follows: 113,228 in 2003 at $7.23; 72,435 in 2004 at $12.65; 72,442 in 2005 at $12.65; 34,687 in 2006 at $11.91; and 30,188 in 2007 at $12.65. Options expire with weighted average exercise prices as follows: 13,500 in 2004 at $3.39, 27,480 in 2005 at $4.11, 30,000 in 2006 at $4.17, 18,000 in 2007 at $6.96, 18,000 in 2008 at $8.38, 216,000 in 2013 at $13.37. The weighted average remaining contractual life of options outstanding at October 31, 2003 is 7.2 years.

(3) Commitments

The company leases office facilities under an operating lease agreement which expires May 1, 2006. The lease agreement requires payments of $42,000 in 2004 and 2005 and $21,000 in 2006. Total rental expense in 2003 was $73,000, 2002 was $73,000, and $68,000 in 2001. The company has no capital leases and no other operating lease commitments.

(4) Income Taxes

The company follows the asset and liability method of accounting for deferred income taxes. Deferred tax assets and liabilities are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities. At October 31, 2003, the company had $613,000 of statutory depletion carry forward for tax return purposes and $177,000 for financial statement purposes.

The income tax expense recorded in the Consolidated Statements of Operations consists of the following:

Years Ended October 31	2003	2002	2001
Current	$ 173,000	$ 95,000	$ 291,000
Deferred	1,016,000	379,000	527,000
	$ 1,189,000	$ 474,000	$ 818,000

The effective income tax rate differs from the U.S. Federal statutory income tax rate due to the following:

Years Ended October 31	2003	2002	2001
Federal statutory income tax rate	34%	34%	34%
State income taxes	2	2	2
Percentage depletion	(8)	(9)	(7)
	28%	27%	29%

The principal sources of temporary differences resulting in deferred tax assets and tax liabilities at October 31, 2003 and 2002 are as follows:

October 31	2003	2002
Deferred tax assets:		
Gain on property sales	$ 452,000	$ 334,000
Total deferred tax assets	452,000	334,000
Deferred tax liabilities:		
Intangible drilling, leasehold and other exploration costs capitalized for financial reporting purposes but deducted for tax purposes	(3,438,000)	(2,436,000)
State taxes and other	(372,000)	(212,000)
Total deferred tax liabilities	(3,810,000)	(2,648,000)
Net deferred tax liability	$ (3,358,000)	$ (2,314,000)

(5) Exclusive License Agreement Obligation

On September 1, 2000, the company acquired an unrestricted, exclusive license for patented technology. The initial license term is ten years and includes an option to extend the term to the remaining life of the patents. The licensor will receive a net 8.3% carried interest in any installation of the technology. The license purchase price is $1,115,000, of which $485,000 has been paid. The balance, which is due in six remaining annual increments of $105,000, is recorded at 10% present value. The related assets are being amortized over 10 years on a straight-line basis. If the option to extend the license after the initial ten-year term is exercised, the cost will be $94,000 per year to the expiration of the last patent.

(6) Supplementary Oil and Gas Information

Capitalized Costs

October 31	2003	2002	2001
Unproved properties not being amortized	**$ 2,075,000**	$ 1,690,000	$ 1,549,000
Properties being amortized	**23,082,000**	18,027,000	16,080,000
Accumulated depreciation, depletion and amortization	**(11,096,000)**	(10,040,000)	(8,960,000)
Total capitalized costs	**$ 14,061,000**	$ 9,677,000	$ 8,669,000

Acquisition, Exploration and Development Costs Incurred

Years Ended October 31	2003	2002	2001
Property acquisition costs net of divestiture proceeds:			
Proved	**$ -**	$ -	$ -
Unproved	**385,000**	14,000	87,000
Exploration costs	**4,233,000**	2,007,000	2,481,000
Development costs	**822,000**	67,000	86,000
Net costs incurred	**$ 5,440,000**	$ 2,088,000	$ 2,654,000

Major Customers and Operating Region

The company operates exclusively within the United States. Except for cash investments, all of the company's assets are employed in, and all its revenues are derived from, the oil and gas industry. The company had sales in excess of 10% of total revenues to oil and gas purchasers as follows: Duke Energy 49% in 2003, 40% in 2002, and 30% in 2001; Enogex, Inc. 10% in 2003 and 15% in 2001.

Oil and Gas Reserve Data (Unaudited)

Independent petroleum engineers estimated proved reserves for the company's properties which represented approximately 64% in 2003, 62% in 2002 and 62% in 2001 of total estimated future net revenues. The remaining reserves were estimated by the company. Reserve definitions and pricing requirements prescribed by the Securities and Exchange Commission were used. The determination of oil and gas reserve quantities involves numerous estimates which are highly complex and interpretive. The estimates are subject to continuing re-evaluation and reserve quantities may change as additional information becomes available. Estimated values of proved reserves were computed by applying prices in effect at October 31 of the indicated year. The average price used was $28.64, $26.76, and $20.61 per barrel for oil and $3.99, $3.74, and $2.87 per Mcf for gas in 2003, 2002, and 2001, respectively. Estimated future costs were calculated assuming continuation of costs and economic conditions at the reporting date.

Total estimated proved reserves and the changes therein are set forth below for the indicated year.

	2003		2002		2001	
	Gas(Mcf)	**Oil(bbls)**	Gas(Mcf)	Oil(bbls)	Gas(Mcf)	Oil(bbls)
Proved reserves:						
Balance, November 1	**9,415,000**	**337,000**	9,121,000	330,000	7,413,000	373,000
Revisions of previous estimates	**(220,000)**	**35,000**	(239,000)	20,000	82,000	(9,000)
Extensions and discoveries	**5,867,000**	**51,000**	1,715,000	28,000	2,404,000	5,000
Purchases of reserves in place	**178,000**	**-**	141,000	-	22,000	5,000
Sales of reserves in place	**(5,000)**	**(3,000)**	(25,000)	(4,000)	-	-
Production	**(1,449,000)**	**(35,000)**	(1,298,000)	(37,000)	(800,000)	(44,000)
Balance, October 31	**13,786,000**	**385,000**	9,415,000	337,000	9,121,000	330,000
Proved developed reserves:						
Beginning of period	**8,459,000**	**298,000**	8,249,000	296,000	6,511,000	340,000
End of period	**13,786,000**	**385,000**	8,459,000	298,000	8,249,000	296,000

The standardized measure of discounted future net cash flows from reserves is set forth below as of October 31 of the indicated year.

	2003	2002	2001
Future cash inflows	**$ 66,043,000**	$ 44,244,000	$ 32,952,000
Future production and development costs	**(20,878,000)**	(14,469,000)	(11,109,000)
Future income tax expense	**(11,094,000)**	(6,552,000)	(4,589,000)
Future net cash flows	**34,071,000**	23,223,000	17,254,000
10% discount factor	**(12,930,000)**	(9,157,000)	(6,294,000)
Standardized measure of discounted future net cash flows	**$ 21,141,000**	$ 14,066,000	$ 10,960,000

The principal sources of change in the standardized measure of discounted future cash flows from reserves are set forth below for the indicated year.

	2003	2002	2001
Balance, November 1	**$ 14,066,000**	$ 10,960,000	$ 14,456,000
Sales of oil and gas produced, net of production costs	**(5,886,000)**	(3,407,000)	(4,028,000)
Net changes in prices, production and development costs	**2,484,000**	3,587,000	(8,661,000)
Extensions and discoveries, net of future development and production costs	**11,436,000**	3,039,000	4,132,000
Revisions of quantity estimates, timing, and other	**77,000**	(218,000)	1,883,000
Purchases of reserves in place	**441,000**	320,000	110,000
Sales of reserves in place	**(66,000)**	(122,000)	-
Accretion of discount	**1,407,000**	1,096,000	1,446,000
Net change in income taxes	**(2,818,000)**	(1,189,000)	1,622,000
Balance, October 31	**$ 21,141,000**	$ 14,066,000	$ 10,960,000

INDEPENDENT AUDITORS' REPORT

CREDO PETROLEUM CORPORATION AND SUBSIDIARIES

The Board of Directors and Stockholders
CREDO Petroleum Corporation
Denver, Colorado

We have audited the accompanying consolidated balance sheets of CREDO Petroleum Corporation and subsidiaries as of October 31, 2003 and 2002, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the years in the three year period ended October 31, 2003. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of CREDO Petroleum Corporation and subsidiaries as of October 31, 2003 and 2002, and the results of their operations and their cash flows for each of the years in the three year period ended October 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

HEIN + ASSOCIATES LLP

Denver, Colorado
December 22, 2003

Board of Directors and Corporate Information

Directors

William N. Beach
Independent Oil Operator and President,
Beach Exploration, Inc.
Midland, Texas

Clarence H. Brown
Independent Businessman and Petroleum Engineer
Westminster, Colorado

Oakley Hall
Retired Partner-
PricewaterhouseCoopers and Independent Businessman
Kingwood, Texas

James T. Huffman
Chairman and President of the Company
Denver, Colorado

William F. Skewes
Attorney
Denver, Colorado

Richard B. Stevens
Independent Businessman and Oil Operator
Phoenix, Arizona



RICHARD B. STEVENS OAKLEY HALL WILLIAM N. BEACH
CLARENCE H. BROWN JAMES T. HUFFMAN WILLIAM F. SKEWES

Market quotations shown below were reported by the National Association of Securities Dealers, Inc. and represent prices between dealers excluding retail mark-up or commissions.

	2003		2002	
Fiscal Quarter Ended	High	Low	High	Low
Jan. 31	$ 9.46	$ 6.20	$ 5.63	$ 4.25
April 30	14.80	9.50	6.38	4.80
July 31	16.00	10.69	8.21	5.78
Oct. 31	17.80	12.60	7.35	5.46

At December 31, 2003, the company had 3,617 shareholders of record. The company has never paid a cash dividend and does not expect to pay any cash dividends in the foreseeable future. Earnings are reinvested in business activities.

Director Emeritus

William D. Howell

Executive Officers

James T. Huffman
President

William F. Skewes
Corporate Secretary and General Counsel

Corporate Counsel

Davis Graham & Stubbs LLP
Denver, Colorado

Hall Estill, Hardwick, Gable, Gordon & Nelson, P.C.
Oklahoma City, Oklahoma

Executive Offices

1801 Broadway, Suite 900
Denver, Colorado 80202
(303) 297-2200
Website: www.credopetroleum.com

Subsidiaries

SECO Energy Corporation
1801 Broadway, Suite 900
Denver, Colorado 80202

United Oil Corporation
1801 Broadway, Suite 900
Denver, Colorado 80202

Independent Auditors

Hein + Associates LLP
Denver, Colorado

Registrar and Transfer Agent

Computershare Trust Company, Inc.
350 Indiana Street, Suite 800
Golden, Colorado 80401

Stock Exchange

NASDAQ SmallCap Market
NASDAQ Symbol: CRED

CREDO PETROLEUM CORPORATION
1801 BROADWAY, SUITE 900
DENVER, CO 80202
303.297.2200
www.credopetroleum.com